

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 8, 2006

Mr. Edward D. Ford
Acting Chief Accounting Officer
International Gemini Technology Inc.
#208 - 828 Harbourside Drive
North Vancouver, British Columbia, Canada V7P 3R9

      Re: International Gemini Technology Inc.
             Form 20-F for Fiscal Year Ended December 31, 2004
             Filed June 30, 2005
             File No. 0-14740

Dear Mr. Ford:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Jill S. Davis
                                 Branch Chief